FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Abbey National plc

2) Name of director

(a) Lord Burns
(b) Leon Allen
(c) Richard Hayden
(d) Peter Ogden
(e) Vittorio Radice
(f) Lord Shuttleworth
(g) Keith Woodley

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

(a) Director
(b) Director
(c) Director
(d) Director
(e) Director
(f) Director
(g) Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) Lord Burns
(b) Leon Allen
(c) Richard Hayden
(d) Peter Ogden
(e) Vittorio Radice
(f) Lord Shuttleworth
(g) Keith Woodley

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

(a) Director
(b) Director
(c) Director
(d) Director
(e) Director
(f) Director
(g) Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7) Number of shares/amount of stock acquired

(a) 4,074
(b) 405
(c) 405
(d) 405
(e) 405
(f) 405
(g) 812

8) Percentage of issued class

Nominal

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 10 pence each

12) Price per share

366 p

13) Date of transaction

19 March, 2003

14) Date company informed

19 March, 2003

15) Total holding following this notification

(a) 9,758
(b) 4,914
(c) 54,914
(d) 4,914
(e) 2,914
(f) 1,833
(g) 6,996

16) Total percentage holding of issued class following this notification

Nominal

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Peter Lott, 0207 756 4333

25) Name and signature of authorised company official responsible for making this notification Peter Lott, Abbey National Group Secretariat

Date of Notification.19 March, 2003

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABBEY NATIONAL plc


Date: 19 March, 2003                     By /s/ Peter Lott
                                            --------------
                                         Abbey National Group Secretariat